EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, (in millions, except ratios)	2018
Excluding interest on deposits
Income before income tax expense	$10,662
Fixed charges:
Interest expense	3,323
One-third of rents, net of income from subleases (a)	134
Total fixed charges	3,457
Add: Equity in undistributed income of affiliates	(115)
Income before income tax expense and fixed charges, excluding capitalized interest	$14,004
Fixed charges, as above	$3,457
Ratio of earnings to fixed charges	4.05
Including interest on deposits
Fixed charges, as above	$3,457
Add: Interest on deposits	1,060
Total fixed charges and interest on deposits	$4,517
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$14,004
Add: Interest on deposits	1,060
Total income before income tax expense, fixed charges and interest on deposits	$15,064
Ratio of earnings to fixed charges	3.33

(a)	The proportion deemed representative of the interest factor.